John Ballard

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

June 26, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A5

Filed May 27, 2008

File No. 333-146921

EXPLANATORY NOTE: We are filing this amendment 7 to repair the March 2008 parent-only financials in the amendment 6 filing, filed June 25, 2008, as they were not readable in the 6th amendment to this registration statement. In all other respects, this registration statement 7 is the same as amendment 6.

Dear Mr. Karney:

On behalf of Longwei Petroleum Investment Holding Limited, a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated June 17, 2008.

Selected Consolidated Financial Data, page 19

1.  We note that the earnings per share for the third quarter of 2007 is disclosed as $.03 and is inconsistent with the amount disclosed in the unaudited financial statements on page 65.  Please ensure that this information is accurately and consistently disclosed throughout your filing.

We have ensured that the earnings per share for the third quarter of 2007 are consistently disclosed throughout the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Revenue, page 23

2.  We note your response to prior comment three of our letter dated May 9, 2008 and your revised disclosure which indicates that the diesel sales decreased due to diversion of truck traffic.  However, we note that sales of gasoline to customers that drive cars increased substantially during the related timeframe.  Please clarify how the diversion of traffic only impacted your stations selling diesel fuel to trucks.  In this manner, please tell us if there are stations that limit sales to truck drivers who purchase diesel and other stations that limit sales to those purchase gasoline for automobiles.

We added the following discussion (see page 24): The customer gas stations impacted were on major truck routes.  These particular stations catered to large truck traffic.  Additionally, all of the Company's customers that operate gas stations sell both diesel and gasoline.  Traffic was limited to local car traffic because of the extent of the construction to replace sewer pipes (an approximate five-mile stretch).  The Company anticipates that diesel sales will return to normal in the subsequent quarter.

3.  We note your response to prior comment six of our letter dated May 9, 2008 and your revised disclosure which indicates that foreign currency impacts whenever material.  In this manner, we note that your revenue increased by $60.4 million for the nine months ended March 31, 2008 but you have not disclosed that $8.6 million of the variance relates to favorable foreign currency exchange rates.  Finally, please disclose the volume of each of your products sold for each period presented and provide a robust discussion of any related variances.

We have added the following discussion:  Additionally, the impact was due to favorable currency exchange rates, accounting for $8,533,497 in revenues or 8.52% as the RMB continued to appreciate against the dollar. We have also included, in the tables, sales volume numbers of each of our products sold for each period.  We have provided a robust discussion of related variances on page 27.

4.  You indicate that revenue for the quarter ending March 31, 2008 increased by $17,451,279 (or 116% versus March 31, 2007.  However, your discussion accounts for $9,266,878 of that increase – the timing of the sales to your two major customers, the increase in agency fees and the increase in revenues from the gas station you own.  Revise to clearly identify all of the causes for the increase.  In this regard, you cite, but do not quantify, the increase in gas station accounts.

We have added the following discussion:  Diesel sales for the quarter ending March 31, 2008 were $18,137,776, compared to diesel sales of $6,483,800 for the quarter ending March 31, 2007.   The volume of diesel sales was approximately 6,500,900 gallons for the quarter ending March 31, 2008, compared to diesel sales volume of 2,542,600 gallons for the quarter ending March 31, 2007.  The increase of $11,653,976, or 179%, along with the volume increase of 3,958,300 gallons, was the result of our shipment to our two major customers as described above, occurring earlier than required.  This adversely impacted diesel revenue in the quarter ending March 2007 by approximately $6,000,000.

There was an increase of approximately $1,600,000 in diesel sales as a result of several new gas station accounts.  The demand in diesel increase was due to the continued strength of the economy in Shanxi province.  Gasoline sales for the quarter ending March 31, 2008 were $8,607,046, compared to $2,976,501 for the quarter ending March 31, 2007.  The increase of $5,630,545, or approximately 189.2%, along with the increase of gasoline sales volume of 1,123,208 gallons for the quarter ending March 31, 2007, was the result seven new gas station accounts, resulting in approximately a $2,435,000 increase in gasoline sales. Additionally, approximately $2,000,000 in gasoline revenue was the result of the timing of gasoline sales of our two major customers, previously described.  Sales of gasoline increased as a result of the growing amount of car traffic in the region.

Our primary customers are large-scale gas stations, which represent 60% of our sales, and are located in Taiyuan City in the Shanxi province of China.  They primarily buy diesel and gasoline. The China economy continues to grow, especially in the Shanxi province.  As long as Shanxi province continues to grow, the Company will see increased demand for petroleum products.  At present, growth appears to be strong for the foreseeable future.   In Shanxi province, the population has become wealthier, and the increase in car traffic is a result.  The Company's major customers are continuing to experience growth and are forecasting stronger demand.

We have the capacity to hold approximately 20,000,000 in our 14 storage tanks. At present, we are operating at 60% of capacity. Management believes that the storage capacity is sufficient to meet demand for the foreseeable future. In the long-term with additional storage tanks and increase marketing we believe we would have the opportunity to obtain and meet the demand of larger customers. By doing so, revenues and profits are expected to increase.

 The impact of favorable currency exchange rates for the quarter was approximately $1,545,338 for diesel sales, and approximately $733,300 in gasoline revenues.

Components of Revenue, page 24

Cost of Goods Sold, page 25

5.  Please clarify why you did not provide separate tables depicting the different components of revenue and cost of goods sold for the three months ending March 31, 2008 and March 31, 2007.

We have corrected this.

Gross Profit Margin, page 26

6.  We note your response to prior comment four of our letter dated May 9, 2008.  With respect to your revised disclosure on gross margins, we note that you have provided the average cost of gasoline for the year ended June 30, 2007 as well as June 30, 2006.  In this manner, your average cost increased and your margins decreased when comparing the two periods.  Please tell us and disclose the average price paid for diesel fuel, gasoline, fuel oil, and kerosene for each period presented.  In doing so, please discuss the timing of your ability to increase and clarify why your margins vary from period to period.

Per our discussion with the SEC review staff on June 19, 2008, unit price comparisons are not being used due to the fact that this is proprietary and sensitive information and can affect pricing to customers, however, the discussion below has been added to explain the variance of gross margins from period to period.

We added the following information to the gross margin section of our discussion.  For the nine-month period ending March 31, 2008, we locked in to customers 1,784,340 gallons of petroleum products.  In addition, during the nine-month period ending March 31, 2008, the Company locked in, at various times, approximately 9,342,000 gallons. The risk associated with maintaining huge quantities of inventory and amounts of advances to suppliers has the effect of locking in prices.  We pay for fuel well in advance of the time we deliver commodities and establish customer prices.  Therefore, our gross margins will vary considerably from period to period, based on short-term prices of petroleum products.  The decline in gross margins will affect our ability to purchase future petroleum products and provide advances to suppliers if there is a sudden drop in short-term prices of petroleum.  Management does not provide any type of hedging activity in order to reduce this risk; however, management monitors petroleum prices in an effort maintain profitability.

7.  We note your gross profit for the year ended June 30, 2007compared to June 30, 2006 decreased due to declines in agency fees as some of your previous customers received licenses to purchase directly from refineries.  Please clarify how your gross profit for the nine months ended Mach 31 2008 was impacted by the increase in agency fees during this timeframe.

We added the following discussion to the net income section: The impact on total gross profit was $8,846,478, which represents 28.1% of total gross profit.  Agency fees, which is a fee charged to wholesalers who do not have a license to purchase directly from refineries and therefore need our services, represent our greatest gross profit.  The profit margin for agency fees for the nine-month period ending March 31, 2008, was 87.4%.  For the same period ending March 31, 2007, the gross profit margin was 84.9%.  Therefore, net income on agency fees is considerably higher than gross profit on petroleum products. The Company will continue to focus on obtaining agency fees but it may be difficult in the future if the Chinese government permits other wholesalers to buy directly from the refineries.  This will have a negative impact on our fees which represented approximately 9% of our revenues for the nine-month period ending March 31, 2008, 8% of our sales in the year ending June 30, 2007, and approximately 11% of sales in the year ending June 30, 2006.  The Company will continue to seek new wholesalers who do not possess a license or who do not have sufficient storage capacity, and therefore have need of our services.

Liquidity and Capital Resources, page 30

8.  We note your disclosure describing the change in cash and cash equivalents from March 31, 2007 to March 31, 2008.  Please revise to clarify the period in which your inventory storage changed.  If true, please clarify that you used cash to purchase inventory and increase advances to suppliers.

Per discussion with staff, we removed the following statements: As of March 31, 2008, we had cash and cash equivalents of $6,755,094 compared to cash and cash equivalents of $36,271,540 in period ending March 31, 2007.  This was the result of a decrease in inventory storage in the period where purchases were made in the subsequent quarter.  We added: The Company uses cash to purchase inventory and increase advances to suppliers. The Company generates no revenue, and is dependent on its operating subsidiary in order to meet its obligations.  Limitations on transfer of funds to the parent company from the operating company could result in the ability of the parent company to pay its financial obligations.  The Company has a certain amount of ability to pay US costs for accounting and legal associated with being a reporting company, and for costs related to the pending registration statement.

Quantitative and Qualitative Disclosure About Market Risk, page 35

Commodity Risk, page 35

9.  We note your response to prior comment nine of our letter dated May 9, 2008 which discusses the role of the Chinese government in the marketplace.  Please update your disclosure to indicate, if true, that:

•

the Chinese government places limits of 40% on your gross profit and specify if such limit relates to your consolidated gross profit or by-product or some other measure;

•

the uncertainty related to the Chinese government's ability and or willingness to subsidize company operations in a declining market; and

•

the risks associated with maintaining large quantities of inventory and amounts of advances to suppliers which has the effect of locking in prices you pay for fuel well in advance of the time you deliver commodities and establish customer pricing.

We have updated our disclosure for commodity risk with the following discussion: The Chinese government has unofficially placed a limit of 40% on consolidated gross profits.  The Company has never attempted to achieve gross margins of 40% or higher, and is unaware that any of its competitors has attempted to achieve a 40% gross profit margin.  The Company does not know what penalties would exist if the Company obtained such margins. Due to this unofficial government policy on gross profits, the profit potential of the company may be limited to an uncertain extent. Moreover, there is uncertainty related to the Chinese government's ability and/or willingness to subsidize Company operations in a declining market.  Additionally, the risk associated with maintaining large quantities of inventory and amounts of advances to suppliers has the effect of locking in prices the Company pays for fuel well in advance of the time we deliver the commodities and establish customer pricing.  A dip in short-term prices in fuel costs will result in declining profits for the Company, which will affect the Company's ability to purchase future petroleum products and make advances to suppliers, since the Company uses its cash to purchase inventory and increase advances to suppliers.

Unaudited Parent-Only Financial Statements, page 57

Plan of Operations, page 62

10.  We note your response to prior comment 12 of our letter dated May 9 and your disclosure on page 62 which indicates that there are limitations on transfer of funds to the parent company from the operating company.  Please specify the nature of these limitations.  We further note your disclosure on page 62 that the parent company has a certain ability to pay U.S. costs.  Please clarify the meaning of this disclosure and specify which U.S. costs you refer to in this disclosure.  Finally, we note your disclosure that there is uncertainty regarding the payment of dividends, loans and/or advances to the subsidiaries.  Please clarify the nature of this uncertainty and specify which company would be paying dividends to the subsidiaries.

We have added the following discussion under the plan of operations section:

The Company has made transfers of RMB into US dollars for accounting and legal costs associated with being a reporting company and in preparing the pending registration statement.  Our revenues are settled in RMB and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activity outside China, or to make dividends, advances, or other payments in US dollars.  Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB per current account transactions, significant restrictions still remain, including the restriction that foreign-invested enterprises may only buy, sell, or remit foreign currencies after providing valid commercial documents, and only at those banks in China authorized to conduct foreign exchange business.  We cannot be certain that in the future the Chinese regulatory authorities will not impose more stringent restrictions on the Company's ability to convert RMB into US dollars.  The Company does not intend to pay dividends at this time, out of earnings or assets of its subsidiaries.  It plans to use any earnings profits to further expand its business operations.  If this policy changes, the Company's ability to pay dividends to its shareholders may be limited.

11.  Please clarify why you have not included footnote disclosure of the restrictions on your subsidiaries to transfer funds in the form or cash dividends, loans, or advances in the notes to the audited financial statements of your parent company beginning on page 89.  Further, disclose in your discussion of liquidity on page 30 the nature and extend of the restrictions and the impact they have had or are expected to have on the ability of the parent company to meet its cash obligations.

We did not include disclosures on restrictions on our subsidiaries to transfer funds since the transaction was not completed until October 2007.  We have added the following discussion to the liquidity section: The Company generates no revenue, and is dependent on its operating subsidiary in order to meet its obligations.  Limitations on transfer of funds to the parent company from the operating company could adversely affect the ability of the parent company to pay its financial obligations in the future. The Company has a certain amount of ability to pay for accounting and legal costs in US dollars associated with being a reporting company, and the registration statement, of which this prospectus is a part.

Note 13, Segment Information, page 111

12.  We note your response to prior comment nine of our letter dated May 9 which indicates you own and operate a gas station.  Please tell us whether or not your retail gas station represents a separate operating segment as defined in paragraph 10 of SFAS 131.  If you do not believe this business represents a separate operating segment, please tell us in detail why not.  If you believe this business represents a separate operating segment and meets the criteria discussed in paragraph 17 of SFAS 131 for aggregation into your product sales segment, provide us with the analysis you performed in reaching this conclusion.  If after reassessing the criteria in SFAS 131, you believe that your retail gas station represents a separate reportable segment, please update your financial statements and related disclosures accordingly.

In response to the retail gas station representing a separate operating segment as defined in paragraph 10 of SFAS 131, the CEO and the CFO have examined the operating segment as a component of an enterprise.  The three criteria for an operating segment as a component of an enterprise are:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess in performance, and

c. For which discrete financial information is available.

The CEO and CFO examined the criteria for a separate operating segment of the gas station and determined that the Company does not perform any forecast, any plans, or has any discrete financial information for the gas station located on the grounds of the Company.  Additionally, the operating results are not regularly reviewed by the CEO or CFO to make decisions regarding resources to be allocated to the gas station nor are they concerned with its performance.  The true function of the gas station is not so much to make a profit as it is to provide advertising and name recognition for the Company.  The impact of the gas station to financial performance averages 4.4% or less for revenues, and averages less than 3% for net profit.  The operations are therefore less than the 10% threshold of paragraph 18 of segment reporting.  No operating decisions are made based on the performance of this single gas station. Thus, based on the analysis in examining the three components above, the Company has concluded that the gas station should not be considered a separate operating segment as defined in paragraph 10 of SFAS 131.

Form 10-QSB/A for the Quarter Ended March 31, 2008

Item 3, Controls and Procedures page 31

13.  We note your disclosure on page 20 which indicates you restated your statements of cash flows for all periods presented due to material errors.  Please discuss each restatement under this section, the cause of the restatement, and whether you changed your controls and procedures as a result of the restatement.  Please refer to Items 307 and 308 of Regulation S-K.

The restatement of the statements of cash flow was due to errors in the preparation of the statement of cash flows.  We have provided training to the outside accounting firm in China which assists in the preparation of the Company's financial statements.  Additionally, management has been trained to properly prepare the statement of cash flows.  The issue was more training related rather than a control and procedures related issue.  We have referred to Item 307 and 308 of Regulation S-K in making this determination.

Additional comments:

In response to the staff's questions regarding the valuation of the Company’s property, plant and equipment – Since the Staff has raised this question, the Company reviewed the documentation and valuation of these assets.. The property, plant and equipment were purchased by Mr. Cai, the Company's CEO, beginning in July 1995.  No property, plant and equipment were obtained by the Company from the Chinese government.  All items included in property, plant and equipment on the balance sheets for all periods are properly valued, as they reflect the purchase price paid, less depreciation.

In response to the staff's questions regarding intercompany eliminations, the following disclosures are already presented in the registration statement under Critical Accounting polices page number 34, "Basis of Consolidation" and under the "Principles of Consolidation" page number 76 stating that intercompany transactions have been eliminated in consolidation.

Sincerely yours,

By: /s/ John Ballard